
September 14, 2020

Preston Klassen, M.D.
President and Chief Executive Officer
Metacrine, Inc.
3985 Sorrento Valley Blvd., Suite C
San Diego, CA 92121

      Re: Metacrine, Inc.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed September 9, 2020
           File No. 333-248292

Dear Mr. Klassen:

      We have reviewed your amended registration statement and have the following comment.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Exhibits

1. Please revise your legal opinion to reflect the number of shares listed in your registration statement. We note, in this regard, that your registration statement references an offering of 6,540,00 shares whereas your legal opinion discusses up to 6,450,000 shares.

You may contact Tracie Mariner at (202) 551-3744 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences